CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$6,132,000	$702.73

Pricing supplement no. 581 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 4-I dated November 14, 2011	Registration Statement No. 333-177923 Dated August 3, 2012 Rule 424(b)(2)

Structured Investments	$6,132,000 Digital Notes Linked to the Common Stock of Citigroup Inc. due August 21, 2013

General

•	The notes are designed for investors who seek a fixed return of 10.50% at maturity if the Final Stock Price is not less than the Initial Stock Price by more than 40.00%. Investors should be willing to forgo interest and dividend payments and, if the Final Stock Price is less than the Initial Stock Price by more than 40.00%, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Senior unsecured obligations of JPMorgan Chase & Co. maturing August 21, 2013†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on August 3, 2012 and are expected to settle on or about August 8, 2012.

Key Terms

Reference Stock:	The common stock, par value $0.01 per share, of Citigroup Inc. (New York Stock Exchange symbol “C”). We refer to Citigroup Inc. as “Citigroup.”
Contingent Buffer Amount:	40.00%
Payment at Maturity:	If the Final Stock Price is greater than or equal to the Initial Stock Price or is less than the Initial Stock Price by up to 40.00%, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Digital Return, and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Digital Return)
If the Final Stock Price is less than the Initial Stock Price by more than 40%, you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less than the Initial Stock Price, and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Stock Return)
If the Final Stock Price is less than the Initial Stock Price by more than 40.00%, you will lose more than 40.00% of your initial investment and may lose all of your initial investment at maturity.
Digital Return:	10.50%, which results in a maximum payment at maturity of $1,105 per $1,000 principal amount note.
Stock Return:	Final Stock Price – Initial Stock Price Initial Stock Price
Initial Stock Price:	The closing price of one share of the Reference Stock on the pricing date, which was $27.40, divided by the Stock Adjustment Factor
Final Stock Price:	The closing price of one share of the Reference Stock on the Observation Date
Stock Adjustment Factor:	Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See “General Terms of Notes — Additional Reference Stock Provisions — A. Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information.
Observation Date†:	August 16, 2013
Maturity Date†:	August 21, 2013
CUSIP:	48125VZ37
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Digital Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$6,132,000	$61,320	$6,070,680
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-48 of the accompanying product supplement no. 4-I.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

August 3, 2012

Recent Developments

On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. The restatement will have the effect of reducing our reported net income for the 2012 first quarter by $459 million. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. Our principal transactions revenue, total net revenue and net income for the first six months of 2012, and the principal transactions revenue, total net revenue and net income of our Chief Investment Office for the first six months of 2012, will remain unchanged as a result of the restatement.

We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012. During the first quarter of 2012, the size and characteristics of the synthetic credit portfolio changed significantly. These changes had a negative impact on the effectiveness of our Chief Investment Office’s internal controls over valuation of the synthetic credit portfolio. Management has taken steps to remediate the internal control deficiencies, including enhancing management oversight over valuation matters. The control deficiencies were substantially remediated by June 30, 2012. For further discussion, please see Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 and “Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co.” in this pricing supplement for further discussion.

On July 13, 2012, we also announced earnings for the second quarter of 2012. See our Current Report on Form 8-K dated July 13, 2012 (related solely to Item 2.02 and related exhibits under Item 9.01) for more information about our 2012 second quarter results.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 30, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS-2
Digital Notes Linked to the Common Stock of Citigroup Inc.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Stock Price of $27.00 and reflect the Digital Return of 10.50% and the Contingent Buffer Amount of 40.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Stock Price	Stock Return	Total Return
$48.6000	80.00%	10.50%
$45.9000	70.00%	10.50%
$43.2000	60.00%	10.50%
$40.5000	50.00%	10.50%
$37.8000	40.00%	10.50%
$35.1000	30.00%	10.50%
$33.7500	25.00%	10.50%
$32.4000	20.00%	10.50%
$31.0500	15.00%	10.50%
$29.8350	10.50%	10.50%
$29.7000	10.00%	10.50%
$28.3500	5.00%	10.50%
$27.6750	2.50%	10.50%
$27.2700	1.00%	10.50%
$27.0000	0.00%	10.50%
$25.6500	-5.00%	10.50%
$24.3000	-10.00%	10.50%
$22.9500	-15.00%	10.50%
$21.6000	-20.00%	10.50%
$18.9000	-30.00%	10.50%
$16.2000	-40.00%	10.50%
$16.1973	-40.01%	-40.01%
$13.5000	-50.00%	-50.00%
$10.8000	-60.00%	-60.00%
$8.1000	-70.00%	-70.00%
$5.4000	-80.00%	-80.00%
$2.7000	-90.00%	-90.00%
$0.0000	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $27.00 to a Final Stock Price of $27.675. Because the Final Stock Price of $27.675 is greater than the Initial Stock Price of $27, regardless of the Stock Return, the investor receives a payment at maturity of $1,105 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10.50%) = $1,105

Example 2: The closing price of one share of the Reference Stock decreases from the Initial Stock Price of $27.00 to a Final Stock Price of $25.65. Although the Final Stock Price of $25.65 is less than the Initial Stock Price of $27, because the Final Stock Price is not less than the Initial Stock Price by more than the Contingent Buffer Amount of 40.00%, the investor receives a payment at maturity of $1,105 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10.50%) = $1,105

Example 3: The closing price of one share of the Reference Stock decreases from the Initial Stock Price of $27.00 to a Final Stock Price of $13.50. Because the Final Stock Price of $13.50 is less than the Initial Stock Price of $27 by more than the Contingent Buffer Amount of 40.00% and because the Stock Return is -50%, the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

Example 4: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $27.00 to a Final Stock Price of $40.50. Because the Final Stock Price of $40.50 is greater than the Initial Stock Price of $27 and although the Stock Return of 50% is greater than the Digital Return of 10.50%, the investor receives a payment at maturity of $1,105 per $1,000 principal amount note, the maximum payment on the notes, calculated as follows:

$1,000 + ($1,000 × 10.50%) = $1,105

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-3
Digital Notes Linked to the Common Stock of Citigroup Inc.

Selected Purchase Considerations

•	FIXED APPRECIATION POTENTIAL — If the Final Stock Price is greater than or equal to the Initial Stock Price, you will receive a fixed return equal to the Digital Return of 10.50% at maturity, which also reflects the maximum return on the notes at maturity. Accordingly, the maximum payment at maturity is $1,105 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	POTENTIAL FOR A FIXED RETURN ON THE NOTES EVEN EQUAL TO THE DIGITAL RETURN EVEN IF THE INDEX RETURN IS NEGATIVE — If the Final Stock Price is less than the Initial Stock Price by up to the Contingent Buffer Amount of 40.00%, you will earn a fixed, positive return on the notes equal to the Digital Return of 10.50%. If the Final Stock Price is less than the Initial Stock Price by more than the Contingent Buffer Amount of 40.00%, for every 1% that the Final Stock Price is less than the Initial Stock Price, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, under these circumstances, you will lose more than 40.00% of you initial investment and may lose all of your initial investment at maturity.
•	RETURN LINKED TO A SINGLE REFERENCE STOCK — The return on the notes is linked to the performance of a single Reference Stock, which is the common stock of Citigroup. For additional information see “The Reference Stock” in this pricing supplement.
•	CAPITAL GAINS TAX TREATMENT— You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders - Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2012 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011.

•	RESTATEMENT AND NON-RELIANCE OF OUR PREVIOUSLY FILED INTERIM FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF 2012 — On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. As a result, we will be filing an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. When making an investment decision to purchase the notes, you should not rely on our interim financial statements for the first quarter of 2012 until we file an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. See “Recent Developments” in this pricing supplement and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.
•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether, and the extent to which, the Stock Return is positive or negative. If the Final Stock Price is less than the Initial Stock Price by more than the Contingent Buffer Amount of 40.00%, the benefit provided by the Contingent Buffer Amount of 40.00% will terminate. In this case, for every 1% that the Final Stock Price is less than the Initial Stock Price, you
JPMorgan Structured Investments —	PS-4
Digital Notes Linked to the Common Stock of Citigroup Inc.

will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 40.00% of your initial investment and may lose all of your initial investment at maturity.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE DIGITAL RETURN — If the Final Stock Price is greater than or equal to the Initial Stock Price or is less than the Initial Stock Price by up to the Contingent Buffer Amount of 40.00%, for each $1,000 principal amount note, you will receive at maturity $1,000 plus a fixed return equal to the Digital Return of 10.50%, regardless of any appreciation in the Reference Stock, which may be significant.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

In particular, on June 21, 2012, Moody’s Investors Services downgraded our long-term senior debt rating to “A2” from “Aa3” as part of its review of 15 banks and securities firms with global capital markets operations. Moody’s also maintained its “negative” outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to “A+” from “AA-” and placed us on negative rating watch for a possible further downgrade, and Standard & Poor’s Ratings Services changed its outlook on us to “negative” from “stable,” indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes. See “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2011.

In addition, on July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Recent Developments” in this pricing supplement and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 for further discussion.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

We and/or our affiliates may also currently or from time to time engage in business with Citigroup, including extending loans to, or making equity investments in, Citigroup or providing advisory services to Citigroup. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Citigroup, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER MAY TERMINATE ON THE OBSERVATION DATE— If the Final Stock Price is less than the Initial Stock Price by more than the Contingent Buffer Amount of 40.00%, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Reference Stock. Because the Final Stock Price will be determined based on the closing price on a single day near the end of the term of the notes, the price of the Reference Stock at the maturity date or at other times during the term of the notes could be at a level not less than the Initial Stock Price by more than the Contingent Buffer Amount. This difference could be particularly large if there is a significant decrease in the price of the Reference Stock during the later portion of the term of the notes or if there is significant volatility in the price of the Reference Stock during the term of the notes, especially on dates near the Observation Date.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While any payment on the notes described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in
JPMorgan Structured Investments —	PS-5
Digital Notes Linked to the Common Stock of Citigroup Inc.

taking any corporate action that might affect the value of the Reference Stock and the notes.

•	NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We have not independently verified any of the information about the Reference Stock issuer contained in this pricing supplement. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
•	SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
•	RISK OF THE FINAL STOCK PRICE BRING LESS THAN THE INITIAL STOCK PRICE BY MORE THAN THE CONTINGENT BUFFER AMOUNT IS GREATER IF THE CLOSING PRICE OF THE REFERENCE STOCK IS VOLATILE — The likelihood that the Final Stock Price will be less than the Initial Stock Price by more than the Contingent Buffer Amount of 40.00%, thereby exposing the notes to the full depreciation of the Reference Stock, will depend in large part on the volatility of the closing price of the Reference Stock. Volatility generally refers to the frequency and magnitude of changes in the closing price of the Reference Stock.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
•	THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Reference Stock on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility in the closing price of the Reference Stock;
•	the time to maturity of the notes;
•	the dividend rate on the Reference Stock;
•	the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	PS-6
Digital Notes Linked to the Common Stock of Citigroup Inc.

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Citigroup is derived from publicly available sources, without independent verification. According to its publicly available filings with the SEC, Citigroup is a global diversified financial services holding company whose businesses provide consumers, corporations, governments and institutions with a range of financial products and services. The common stock of Citigroup, par value $0.01 per share (Bloomberg ticker: C), is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the relevant exchange for purposes of Citigroup in the accompanying product supplement no. 4-I. Information provided to or filed with the SEC by Citigroup pursuant to the Exchange Act can be located by reference to SEC file number 001-09924, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the common stock of Citigroup based on the weekly closing prices of one share of the common stock of Citigroup from January 5, 2007 through August 3, 2012. The closing price of one share of the common stock of Citigroup on August 3, 2012 was $27.40. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on the Observation Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Reference Stock will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

 Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-7
Digital Notes Linked to the Common Stock of Citigroup Inc.